UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2004

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [_] No [X]


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Documents Furnished By the Registrant

1. Press Release of the Registrant dated September 24, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          GRUPO IUSACELL, S.A. DE C.V.

Date: September 24, 2004                  /s/ Jose Luis Riera
                                          ----------------------------------
                                          Name: Jose Luis Riera
                                          Title: Attorney in fact

                                         /s/ Fernando Cabrera
                                         -----------------------------------
                                         Name: Fernando Cabrera
                                         Title: Attorney in fact

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[LOGO] IUSACELL
Pensamos en ti
www.iusacell.com

                                                               INVESTOR CONTACTS

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5927
                                                         vferrer@iusacell.com.mx

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Iusacell Signs Agreement with Lucent Technologies for Expansion of 3G Network
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Mexico, City,  September 24, 2004.- Grupo IUSACELL,  S.A. de C.V. [BMV and NYSE:
CEL], announces an agreement with Lucent Technologies (NYSE: LU) to expand its third generation network, 3G CDMA.

With this expansion in coverage and capability, Iusacell will be able to handle the increased network traffic resulting from both the future growth in its subscriber base, as well as the increase in data transfer generated by the introduction of its new "3-G Iusacell" high-speed services, which were announced last month. This service includes:

      o     Mobile Internet access

      o     Download of ringtones and sophisticated games

      o     Email account access

      o     Cellular "Chat"

      o     Sending and receiving of photos and videos

Lucent Technologies will provide software and equipment for the expansion in coverage and capability in the majority of the regions where Iusacell operates its 3G CDMA network, which will support increased and improved voice and data communication services.

In addition, this project includes network updates, a network security platform, and all related services.

Lucent Worldwide Services (LWS) will be in charge of installing and maintaining the network.

"We are very excited to be able to work with Iusacell on the new expansion of their 3G network after successfully completing the launch of the first phase of this advanced, high-velocity voice and data network," states Osvaldo di Campli, Lucent's Regional Vice President for Mexico, Central America, and the Caribbean. "This expansion will include the most advanced equipment for mobile networks, protecting Iusacell's investment by allowing the company to immediately offer CDMA2000 1X services, and supporting the future evolution of the most advanced CDMA2000 solutions, such as 1xEV-DO and 1xEV-DV."

"With the expansion of our CDMA 2000 1X network, Iusacell will increase its advanced data services offerings," said Gustavo Guzman, General Director of Iusacell. "This expansion allows Iusacell to offer its users Third Generation services, positioning it as the leading technology cellular company in Mexico. Iusacell's wide range of 3G services creates value for our clients and improves their cellular experience, permitting us to continue as one of the best cellular deals in the market. We currently have entertainment applications, such as ringtone downloading, sophisticated games, images, news, and the reception of short videos. There are also new productivity tools such as e-mail, wireless Internet access, mobile sales devices, cellular "chat", and sending and receiving photos. This platform will also support voice over IP applications like PTT, the basis of the system that emulates trunking networks. With this project, Iusacell strengthens its leadership and client commitment by consistently offering the best leading edge cellular services."

                             **********************

About Iusacell
Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

About Lucent Technologies
Lucent Technologies designs and delivers the systems, services and software that drive next-generation communications networks. Backed by Bell Labs research and development, Lucent uses its strengths in mobility, optical, software, data and voice networking technologies, as well as services, to create new revenue-generating opportunities for its customers, while enabling them to quickly deploy and better manage their networks. Lucent's customer base includes communications service providers, governments and enterprises worldwide. For more information on Lucent Technologies, which has headquarters in Murray Hill, N.J., USA, visit http://www.lucent.com

                                      * * *

Legal Disclaimer
Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.